CUSIP No. 80000Q104	Page 1 of 6 Pages

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No.3)

Sanders Morris Harris Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

80000Q104

(CUSIP Number)

December 30, 2005

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 80000Q104	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

PHILIP TIMON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not Applicable

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,547,185*

	6.	SHARED VOTING POWER 0

	7.	SOLE DISPOSITIVE POWER 1,547,185*

	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,547,185*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.20%

12.	TYPE OF REPORTING PERSON IN

CUSIP No. 80000Q104	Page 3 of 6 Pages

*

Endowment Capital, L.P. and Long Drive, L.P., each a Delaware limited partnership (collectively, the “Limited Partnerships”) own in the aggregate 1,547,185 shares of the common stock (the “Shares”) of Sander Morris Harris Group, Inc., a Delaware corporation (the “Company”).  Endowment Capital Group, LLC a Delaware limited liability company, is the sole general partner of each of the Limited Partnerships.  Mr. Philip Timon is the sole managing member of Endowment Capital Group, LLC.  As a result, Mr. Timon possesses the sole power to vote and the sole power to direct the disposition of the Shares held by the Limited Partnerships.  Thus, as of December 30, 2005, for the purposes of Reg. Section 240.13d-3, Mr. Timon is deemed to beneficially own 1,547,185 Shares, or approximately 8.20% of the Shares deemed issued and outstanding as of that date.  Mr. Timon’s interest in the Shares is limited to his pecuniary interest, if any, in the Limited Partnerships.

ITEM 1.	(a).	Name of Issuer: SANDER MORRIS HARRIS GROUP, INC.

	(b).	Address of Issuer’s Principal Executive Offices:

6000 Travis, Suite 3000 Houston, TX 77002

ITEM 2.	(a).	Name of Person Filing: Mr. Philip Timon.

	(b).	Address of Principal Business Office: c/o Endowment Capital Group, LLC, 1105 N. Market Street, 15th Floor, Wilmington, DE 19801.

	(c).	Citizenship: United States.

	(d).	Title of Class of Securities: Common Stock $0.01 par value per share

	(e).	CUSIP Number: 80000Q104

ITEM 3.	If this Statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable

CUSIP No. 80000Q104	Page 4 of 6 Pages

ITEM 4.	Ownership.

	(a).	Amount beneficially owned (as of December 30, 2005)	1,547,185*

	(b).	Percentage of class (as of December 30, 2005):	8.20%*

	(c).	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:	1,547,185*

(ii)	Shared power to vote or to direct the vote:	0

(iii)	Sole power to dispose or to direct the disposition of:	1,547,185*

(iv)	Shared power to dispose or to direct the disposition of:	0

*

Endowment Capital, L.P. and Long Drive, L.P., each a Delaware limited partnership (collectively, the “Limited Partnerships”) own in the aggregate 1,547,185 shares of the common stock (the “Shares”) of Sanders Morris Harris Group, Inc., a Delaware corporation (the “Company”).  Endowment Capital Group, LLC a Delaware limited liability company, is the sole general partner of each of the Limited Partnerships.  Mr. Philip Timon is the sole managing member of Endowment Capital Group, LLC.  As a result, Mr. Timon possesses the sole power to vote and the sole power to direct the disposition of the Shares held by the Limited Partnerships.  Thus, as of December 30, 2005, for the purposes of Reg. Section 240.13d-3, Mr. Timon is deemed to beneficially own 1,547,185 Shares, or approximately 8.20% of the Shares deemed issued and outstanding as of that date.  Mr. Timon’s interest in the Shares is limited to his pecuniary interest, if any, in the Limited Partnerships.

ITEM 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

ITEM 7.	Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

CUSIP No. 80000Q104	Page 5 of 6 Pages

ITEM 8.	Identification and Classification of Members of the Group:

Not Applicable

ITEM 9.	Notice of Dissolution of Group:

Not Applicable.

ITEM 10.	Certification:

                    By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 80000Q104	Page 6 of 6 Pages

SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PHILIP TIMON

Date: May 11, 2006	By	/S/ Philip Timon, in his capacity as sole managing member of Endowment Capital Group, LLC, the sole general partner of each of Endowment Capital, L.P. and Long Drive, L.P.